ISSUER FREE WRITING PROSPECTUS NO. 1014AB Filed Pursuant to Rule 433 Registration Statement No. 333-162195 Dated November 17, 2010

$ • Deutsche Bank AG Return Optimization Securities

with Partial Protection Linked to the S&P 500® Index due November 30, 2012

Investment Description

Return Optimization Securities with Partial Protection (“ROS”) are senior unsecured obligations of Deutsche Bank AG, London Branch (the “Issuer”) with returns linked to the performance of the S&P 500® Index (the “Index”). ROS are designed to enhance index returns in a moderate-return environment—meaning an environment in which stocks generally experience moderate appreciation. If the Index Return is positive, at maturity you will receive your initial investment plus two (2) times the Index Return, up to the Maximum Gain, providing you with an opportunity to outperform the Index. If the Index Return is between 0% and -10% (inclusive), at maturity you will receive your principal. If the Index Return is below -10%, at maturity you will receive your principal reduced by 1% (or a fraction thereof) for each 1% (or a fraction thereof) that the Index Return is below -10%. Investing in ROS is subject to significant risks, including potential loss of up to 90% of your initial investment, limited appreciation at maturity and Deutsche Bank AG’s credit risk. The partial protection feature applies only if you hold the ROS to maturity. Any payment on the ROS, including any partial protection, is subject to the creditworthiness of the Issuer.

Features

❑

Tactical Investment Opportunity: The ROS offer the potential to enhance returns in a moderate return environment with 2x leverage up to the Maximum Gain on the ROS. At maturity, investors will be exposed 1 for 1 to any negative performance of the S&P 500® Index below -10%.

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Market Recovery Strategy: If the closing level of the S&P 500® Index increases over the term of the ROS from the closing level on the Trade Date, an investment in the ROS can provide an opportunity to enhance your return at maturity compared to an investment that tracks the performance of the S&P 500® Index, subject to the Maximum Gain.

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Partial Protection Feature: If you hold the ROS to maturity, your investment will be protected from the first 10% decline in the Index, subject to the creditworthiness of Deutsche Bank AG, and you will have 1-for-1 downside exposure to any negative Index Return below -10%.

Key Dates 1

Trade Date	November 24, 2010
Settlement Date	November 30, 2010
Final Valuation Date[2]	November 26, 2012
Maturity Date[3]	November 30, 2012
CUSIP	25154P 85 7
ISIN	US25154P8573

1 The ROS are expected to price on or about November 24, 2010 and settle on or about November 30, 2010. In the event that we make any changes to the expected Trade Date and Settlement Date, the Final Valuation Date and Maturity Date will be changed to ensure that the stated term of the ROS remains the same.

2 Subject to postponement as described under “Description of Securities—Adjustments to Valuation Dates and Payment Dates” in the accompanying product supplement.

3 In the event the Final Valuation Date is postponed, the Maturity Date will be the fourth business day after the Final Valuation Date as postponed.

Security Offerings

We are offering Return Optimization Securities with Partial Protection linked to the performance of the S&P 500® Index (the “Index”). If the Index Return is positive over the term of the ROS, at maturity investors will receive their initial investment plus a return equal to 2x the Index Return, up to the Maximum Gain. If the Index Return is between 0% and -10% (inclusive), at maturity you will receive your principal. If the Index Return is below -10%, at maturity you will receive your principal reduced by 1% (or a fraction thereof) for each 1% (or a fraction thereof) that the Index Return is below -10%.

See “Additional Terms Specific to the ROS” in this free writing prospectus. The ROS will have the terms specified in underlying supplement No. 1 dated September 29, 2009, product supplement AB dated September 29, 2009, the prospectus supplement dated September 29, 2009 relating to our Series A global notes of which these ROS are a part, the prospectus dated September 29, 2009 and this free writing prospectus. See “Key Risks” on page 4 of this free writing prospectus and “Risk Factors” beginning on page 7 in the accompanying product supplement.

Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this free writing prospectus relates. Before you invest in the ROS offered hereby, you should read these documents and any other documents relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Our Central Index Key, or CIK, on the SEC website is 0001159508. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, product supplement, underlying supplement and this free writing prospectus if you so request by calling toll-free 1-800-311-4409.

You may revoke your offer to purchase ROS at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, ROS prior to their issuance. We will notify you in the event of any changes to the terms of the ROS, and you will be asked to accept such changes in connection with your purchase of the ROS. You may also choose to reject such changes, in which case we may reject your offer to purchase ROS.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of ROS or passed upon the accuracy or the adequacy of this free writing prospectus, the underlying supplement the accompanying prospectus, the prospectus supplement and product supplement AB. Any representation to the contrary is a criminal offense. The ROS are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

Offering of Securities	Price to Public	Discounts and Commissions	Proceeds to Us
Return Optimization Securities with Partial Protection linked to the S&P 500® Index

Per ROS	$10.00	$0.20	$9.80

Total

Deutsche Bank Securities Inc. (“DBSI”) is our affiliate. For more information see “Supplemental Plan of Distribution (Conflicts of Interest)” on the last page of this free writing prospectus.

UBS Financial Services Inc.	Deutsche Bank Securities

Additional Terms Specific to the ROS

You should read this free writing prospectus, together with the underlying supplement No. 1 dated September 29, 2009, product supplement AB dated September 29, 2009, the prospectus supplement dated September 29, 2009 relating to our Series A global notes of which these ROS are a part and the prospectus dated September 29, 2009. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

♦	Underlying supplement No. 1 dated September 29, 2009:

http://www.sec.gov/Archives/edgar/data/1159508/000119312509200168/d424b21.pdf

♦	Product supplement AB dated September 29, 2009:

http://www.sec.gov/Archives/edgar/data/1159508/000119312509200386/d424b21.pdf

♦	Prospectus supplement dated September 29, 2009:

http://www.sec.gov/Archives/edgar/data/1159508/000119312509200021/d424b31.pdf

♦	Prospectus dated September 29, 2009:

http://www.sec.gov/Archives/edgar/data/1159508/000095012309047023/f03158be424b2xpdfy.pdf

References to “Deutsche Bank AG,” “we,” “our” and “us” refer to Deutsche Bank AG, including, as the context requires, acting through one of its branches. In this free writing prospectus, “ROS” refers to the Return Optimization Securities with Partial Protection that are offered hereby, unless the context otherwise requires. This free writing prospectus, together with the documents listed above, contains the terms of the ROS and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Key Risks” in this free writing prospectus and “Risk Factors” in the accompanying product supplement, as the ROS involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before deciding to invest in the ROS.

Investor Suitability

The suitability considerations identified below are not exhaustive. Whether or not the ROS are a suitable investment for you will depend on your individual circumstances, and you should reach an investment decision only after you and your investment, legal, tax, accounting and other advisors have carefully considered the suitability of an investment in the ROS in light of your particular circumstances. You should also review “Key Risks” on page 4 of this free writing prospectus and “Risk Factors” on page 7 of the accompanying product supplement.

The ROS may be suitable for you if:

♦

You believe that the level of the Index will increase moderately—meaning that you believe the Index level will increase over the term of the ROS, although such an increase is unlikely to exceed the Maximum Gain indicated herein at maturity.

♦	You are willing to risk losing up to 90% of your initial investment.

♦	You are willing to make an investment the potential return of which is subject to a cap equal to the Maximum Gain indicated herein.

♦	You are willing to forgo dividends or other distributions paid on the stocks included in the Index.

♦	You do not seek current income from this investment.

♦	You are willing and able to hold the ROS to maturity, a term of 2 years.

♦	You are willing to invest in securities for which there may be little or no secondary market.

♦	You are comfortable with the creditworthiness of Deutsche Bank AG, as Issuer of the ROS.

The ROS may not be suitable for you if:

♦

You do not believe the level of the Index will increase or you believe the level of the Index will increase more than moderately over the term of the ROS—meaning that such an increase is likely to exceed the Maximum Gain indicated herein at maturity.

♦

You seek an investment that is 100% principal protected and you are not willing to make an investment that is exposed to the full downside performance of the Index beyond the Protection Percentage of 10%.

♦	You seek an investment that is exposed to the full potential appreciation of the Index, without a cap on participation.

♦	You prefer to receive the dividends or other distributions paid on any stocks included in the Index.

♦	You seek current income from this investment.

♦	You are unable or unwilling to hold the ROS to maturity, a term of 2 years.

♦	You seek an investment for which there will be an active secondary market.

♦	You are not willing or are unable to assume the credit risk associated with Deutsche Bank AG, as Issuer of the ROS.

Indicative Terms

Issuer	Deutsche Bank AG, London Branch

Issue Price	$10.00 per ROS

Term	2 years

Index	The ROS are linked to the S&P 500® Index (the “Index”)

Protection Percentage	10% if held to maturity only*

Multiplier	2

Maximum Gain	19.60% to 22.60%. The actual Maximum Gain will be determined on the Trade Date.

Payment at Maturity (per $10.00 ROS)

If the Index Return is positive, you will receive a cash payment per $10.00 ROS that provides you with a return on your investment equal to the Index Return multiplied by 2, subject to the Maximum Gain. Your final payment per $10.00 ROS will be equal to:

$10.00 + ($10.00 x the lesser of (i)

Index Return x

Multiplier and (ii) Maximum Gain)

If the Index Return is zero or negative and the decline from the Initial Index Level to the Final Index Level is equal to or less than the Protection Percentage, you will receive a cash payment of $10.00.

If the Index Return is negative and the decline from the Initial Index Level to Final Index Level is greater than the Protection Percentage, you will receive:

$10.00 + [$10.00 x (Index Return + Protection Percentage)]

In this scenario, you will lose some, and possibly a significant portion of, your initial investment. You could lose up to 90% of your initial investment. Any payment on the ROS, including any partial protection, is subject to the creditworthiness of the Issuer.

Index Return	Final Index Level – Initial Index Level Initial Index Level

Initial Index Level	The closing level of the Index on the Trade Date.

Final Index Level	The closing level of the Index on the Final Valuation Date.

The performance of ROS will depend on the performance of the Index.

* Partial protection is provided by Deutsche Bank AG and, therefore, is dependent on the ability of Deutsche Bank AG to satisfy obligations when they become due.

Determining Payment at Maturity Per $10.00 ROS

In this scenario, you could lose up to $9.00 per $10.00 ROS (90% of your initial investment) depending on how much the index declines.

What Are the Tax Consequences of an Investment in the ROS?

You should review carefully the section of the accompanying product supplement entitled “U.S. Federal Income Tax Consequences.” Although the tax consequences of an investment in the ROS are uncertain, we believe the ROS should be treated as prepaid financial contracts for U.S. federal income tax purposes. Under this treatment, you should not recognize taxable income or loss prior to the maturity of your ROS, other than pursuant to a sale or exchange. Your gain or loss on the ROS should be capital gain or loss and should be long-term capital gain or loss if you have held the ROS for more than one year. If, however, the Internal Revenue Service (the “IRS”) were successful in asserting an alternative treatment for the ROS, the tax consequences of ownership and disposition of the ROS might be affected materially and adversely. We do not plan to request a ruling from the IRS, and the IRS or a court might not agree with the tax treatment described in this free writing prospectus and the accompanying product supplement.

In 2007, Treasury and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, such as the ROS. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. persons should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the ROS, possibly with retroactive effect.

Recently enacted legislation requires certain individuals who hold “debt or equity interests” in any “foreign financial institution” that are not “regularly traded on an established securities market” to report information about such holdings on their U.S. federal income tax returns, generally for tax years beginning in 2011, unless a regulatory exemption is provided. Individuals who purchase the ROS should consult their tax advisers regarding this legislation.

Under current law, the United Kingdom will not impose withholding tax on payments made with respect to the ROS.

For a discussion of certain German tax considerations relating to the ROS, you should refer to the section in the accompanying prospectus supplement entitled “Taxation by Germany of Non-Resident Holders.”

Neither we nor UBS Financial Services Inc. provides any advice on tax matters. Prospective investors should consult their tax advisers regarding the U.S. federal tax consequences of an investment in the ROS (including possible alternative treatments and the issues presented by the 2007 notice), as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Scenario Analysis and Examples at Maturity

The following scenario analysis and examples assume a Maximum Gain of 21.10% and a range of performance for the S&P 500® Index from +40% to -40%. The Index may decline by more than 40% and thus you could lose up to 90% of your initial investment. The actual Maximum Gain will be set on the Trade Date. Numbers in the examples below have been rounded for ease of analysis.

Example 1 – On the Final Valuation Date, the S&P 500® Index closes 5% above the Initial Index Level. Since the Index Return is 5%, you will receive two times the Index Return, or a 10% return, and the Payment at Maturity per $10.00 ROS will be calculated as follows: $10.00 + ($10.00 x (5% x 2)) = $10.00 + $1.00 = $11.00.

Example 2 – On the Final Valuation Date, the S&P 500® Index closes 14% above the Initial Index Level. Since two times the Index Return of 14% is more than the Maximum Gain of 21.10%, you will receive the Maximum Gain of 21.10%, or $12.11 per $10.00 ROS.

Example 3 – On the Final Valuation Date, the S&P 500® Index closes 3% below the Initial Index Level. Since the decline from the Initial Index Level to the Final Index Level is less than the Protection Percentage, you will receive a cash payment of $10.00 per $10.00 ROS.

Example 4 – On the Final Valuation Date, the S&P 500® Index closes 20% below the Initial Index Level. Since the decline from the Initial Index Level to the Final Index Level is greater than the Protection Percentage, you will receive a cash payment of $9.00 per $10.00 ROS, calculated as follows: $10.00 + [$10.00 x (-20% + 10%)] = $9.00.

Key Risks

An investment in this ROS offering involves significant risks. Some of the risks that apply to an investment in the ROS offered hereby are summarized below, but we urge you to read the more detailed explanation of risks relating to the ROS generally in the “Risk Factors” section of the accompanying product supplement AB. We also urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the ROS offered hereby.

♦

Your Investment in the ROS May Result in a Loss of Your Initial Investment – The ROS do not guarantee any return of your initial investment in excess of $1.00 per $10.00 ROS, subject to the creditworthiness of the Issuer. The return on the ROS at maturity is linked to the performance of the Index and will depend on whether, and to the extent which, the Index Return is positive or negative and if the Index Return is negative, whether the Final Index Level is less than the Initial Index Level by an amount greater than the Protection Percentage. If the Final Index Level is less than the Initial Index Level by an amount greater than the Protection Percentage, you will lose 1% (or a fraction thereof) of your principal for each 1% (or a fraction thereof) that the Index Return is less than -10%. You could lose up to 90% of your initial investment.

♦

Any Payment on the ROS Is Subject to the Credit of the Issuer – The ROS are senior unsecured debt obligations of the Issuer, Deutsche Bank AG, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the ROS, including any partial protection provided at maturity, depends on the ability of Deutsche Bank AG to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of Deutsche Bank AG will affect the value of the ROS, and in the event Deutsche Bank AG were to default on its obligations, you may not receive the partial protection or any amount owed to you under the terms of the ROS.

♦

Trading and Other Transactions By Us or Our Affiliates, or UBS AG or Its Affiliates, in the Equity and Equity Derivative Markets May Impair the Value of the ROS – We or one or more of our affiliates may hedge our exposure from the ROS by entering into equity and equity derivative transactions, such as over-the-counter options or exchange-traded instruments. Such trading and hedging activities may affect the Index and make it less likely that you will receive a return on your investment in the ROS. It is possible that we or our affiliates could receive substantial returns from these hedging activities while the value of the ROS declines. We or our affiliates, or UBS AG or its affiliates, may also engage in trading in instruments linked to the Index on a regular basis as part of our general broker-dealer and other businesses, for proprietary accounts, for other accounts under management or to facilitate transactions for customers, including block transactions. We or our affiliates, or UBS AG or its affiliates, may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to the Index. By introducing competing products into the marketplace in this manner, we or our affiliates, or UBS AG or its affiliates, could adversely affect the value of the ROS. Any of the foregoing activities described in this paragraph may reflect trading strategies that differ from, or are in direct opposition to, the trading strategy of investors in the ROS.

♦

Capped Appreciation Potential – If the Index Return is positive, you will be entitled to receive at maturity your initial investment plus an amount equal to 2 multiplied by the Index Return multiplied by the initial investment, subject to the Maximum Gain. Your return on the ROS will not exceed the Maximum Gain which will be between 19.60% and 22.60% (to be determined on the Trade Date), regardless of any increase in the level of the Index, which may be significant. Accordingly, the maximum Payment at Maturity will be between $11.96 and $12.26 per $10.00 ROS (to be determined on the Trade Date).

♦

Partial Protection of Your Initial Investment Applies Only if You Hold the ROS to Maturity – You should be willing to hold your ROS to maturity. If you sell your ROS prior to maturity in the secondary market, you may have to sell them at a discount and none of your initial investment will be protected.

♦

No Coupon or Dividend Payments or Voting Rights – As a holder of ROS, you will not receive coupon payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of component stocks underlying the Index would have.

♦

Investing in the ROS Is Not the Same as Investing In the Index – The return on your ROS may not reflect the return you would realize if you invested directly in the Index or the stocks composing the Index, or a security linked directly to the uncapped performance of the Index.

♦

There May Be Little or No Secondary Market for the ROS – The ROS will not be listed on any securities exchange. Deutsche Bank AG or its affiliates may offer to purchase the ROS in the secondary market but are not required to do so and may cease such market-making activities at any time. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell your ROS easily. Because other dealers are not likely to make a secondary market for the ROS, the price at which you may be able to trade your ROS is likely to depend on the price, if any, at which Deutsche Bank AG or its affiliates are willing to buy the ROS.

♦

Price Prior to Maturity Is Affected by Many Factors – The market price for the ROS will be affected by many unpredictable and interrelated factors, including the level of the Index; the volatility of the Index; the composition of the Index; the dividend rate on the stocks composing the Index and changes that affect those stocks and their issuers; the time remaining to the maturity of the ROS; interest rates in the markets; geopolitical conditions and economic, financial, political and regulatory or judicial events; and the creditworthiness of Deutsche Bank AG.

♦

The ROS Have Certain Built-In Costs – While the Payment at Maturity described in this free writing prospectus is based on your entire initial investment, the original Issue Price of the ROS includes the agents’ commission and the estimated cost of hedging our obligations under the ROS through one or more of our affiliates. Such cost includes our or our affiliates’ expected cost of providing such hedge, as well as the profit we or our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. As a result, the price, if any, at which Deutsche Bank AG or its affiliates would be willing to purchase ROS from you prior to maturity in secondary market transactions, if at all, will likely be lower than the original Issue Price, and any sale prior to the maturity date could result in a substantial loss to you. The ROS are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your ROS to maturity.

♦

Potential Deutsche Bank AG Impact on Price – Trading or transactions by Deutsche Bank AG or its affiliates in the stocks comprising the Index, or in futures, options, exchange-traded funds or other derivative products on the stocks comprising the Index, may adversely affect the market value of the stocks composing the Index, the level of the Index, and, therefore, the value of the ROS.

♦

Potential Conflict of Interest – Deutsche Bank AG and its affiliates may engage in business with the issuers of the stocks composing the Index, which may present a conflict between the obligations of Deutsche Bank AG and you, as a holder of the ROS. The calculation agent, an affiliate of Deutsche Bank AG, will determine the Index Return and Payment at Maturity based on observed levels of the Index in the market. The calculation agent can postpone the determination of the Index Return or the Maturity Date if a market disruption event occurs on the Final Valuation Date.

♦

We and Our Affiliates or UBS AG and Its Affiliates, May Publish Research, Express Opinions or Provide Recommendations That Are Inconsistent With Investing in or Holding The ROS. Any Such Research, Opinions or Recommendations Could Affect the Index Return to Which the ROS Are Linked to and the Value of the ROS – We, our affiliates and agents, and UBS AG and its affiliates, publish research from time to time on financial markets and other matters that may influence the value of the ROS, or express opinions or provide recommendations that may be inconsistent with purchasing or holding the ROS. Any research, opinions or recommendations expressed by us, our affiliates or agents, or UBS AG or its affiliates, may not be consistent with each other and may be modified from time to time without notice. Investors should make their own independent investigation of the merits of investing in the ROS and the Index to which the ROS are linked.

♦

The U.S. Federal Income Tax Consequences of an Investment in the ROS Are Unclear – There is no direct legal authority regarding the proper U.S. federal income tax treatment of the ROS, and we do not plan to request a ruling from the IRS. Consequently, significant aspects of the tax treatment of the ROS are uncertain, and the IRS or a court might not agree with the treatment of the ROS as prepaid financial contracts. If the IRS were successful in asserting an alternative treatment for the ROS, the tax consequences of ownership and disposition of the ROS might be affected materially and adversely. As described above under “What Are the Tax Consequences of an Investment in the ROS?”, in 2007 Treasury and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, such as the ROS. Any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the ROS, possibly with retroactive effect. Prospective investors should review carefully the section of the accompanying product supplement entitled “U.S. Federal Income Tax Consequences,” and consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the ROS (including possible alternative treatments and the issues presented by the 2007 notice), as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

The S&P 500® Index

The S&P 500® Index is intended to provide a performance benchmark for the U.S. equity markets. The calculation of the level of the S&P 500® Index is based on the relative value of the aggregate market value of the common stocks of 500 companies as of a particular time as compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. This is only a summary of the S&P 500® Index. For more information on the S&P 500® Index, including information concerning its composition, calculation methodology and adjustment policy, please see the section entitled “The S&P Indices – The S&P 500 Index” in the accompanying underlying supplement no. 1 dated September 29, 2009.

The graph below illustrates the performance of the S&P 500® Index from November 15, 2000 to November 15, 2010. The historical levels of the S&P 500® Index should not be taken as an indication of future performance and no assurance can be given as to the Index Return on the Final Valuation Date or any future closing level of the Index. We cannot give you assurance that the performance of the Index will result in the return of any of your initial investment beyond the Protection Percentage.

Source: Bloomberg

The S&P 500® Index closing level on November 15, 2010 was 1,197.75.

Supplemental Plan of Distribution (Conflicts of Interest)

UBS Financial Services Inc. and its affiliates, and Deutsche Bank Securities Inc., acting as agents for Deutsche Bank AG, will receive or allow as a concession or reallowance to other dealers discounts and commissions of $0.20 per $10.00 ROS. We will agree that UBS Financial Services Inc. may sell all or part of the ROS that it purchases from us to its affiliates at the price to the public indicated on the cover of this free writing prospectus minus a concession not to exceed the discounts and commissions indicated on the cover. DBSI, one of the agents for this offering, is our affiliate. In accordance with NASD Rule 2720, DBSI may not make sales in this offering to any discretionary account without the prior written approval of the customer. See “Underwriting (Conflicts of Interest)” in the accompanying product supplement.